EXHIBIT 2

Reporting Persons’ Purchases of

Common Stock within past 60 Days

Reporting Person	Date of Transaction	Number of Shares Purchased	Price Per Share (including commissions, if any)

Tontine Partners, L.P.	8/25/05	10,000	$59.37

Tontine Partners, L.P.	8/29/05	7,000	58.29

Tontine Partners, L.P.	9/01/05	6,230	60.67

Tontine Overseas Associates, L.L.C.	8/25/05	10,000	59.37

Tontine Overseas Associates, L.L.C.	8/29/05	3,000	58.29

Tontine Overseas Associates, L.L.C.	9/01/05	2,670	60.67